"THORNTON, MARY" <Mary.Thornton@sablaw.com>


                                    To whitea@sec.gov

04/09/2008 11:11 AM                 cc jconnolly@metlife.com, mswift@MetLife.com

                                    Subject MetLife and MLI Equity Advantage VUL
                                           (File Nos. 333-147508 and 333-147509)






On behalf of Metropolitan Life Insurance Company ("MetLife") and MetLife Investors USA Insurance Company ("MLI") (collectively, the "Companies"), we represent that the Companies will make the revisions described below to the prospectuses included in Pre-Effective Amendments No. 2 to the Registration Statements on Form N-6 for MetLife (File No. 333-147508) and MLI (File No. 333-147509). The revised prospectuses will be filed with the Commission pursuant to Rule 497.

(1) For MetLife (File No. 333-147508), the following paragraph will be deleted from the cover page of the prospectus entirely:
"This prospectus provides a general description of the Policy. Your actual Policy and any endorsements are the controlling documents. You should read the Policy carefully."

(2) For MLI ((File No. 333-147509), the following paragraph will be deleted from the cover page of the prospectus entirely:

"This prospectus provides a general description of the Policy. There may be differences between the description of the Policy contained in this prospectus and the Policy issued to you due to differences in state law. You should read the Policy carefully for any variations in your state The prospectus notes features of the Policy that may vary by state. You should carefully read the Policy as issued in your state."

As you know, MetLife and MLI have requested acceleration of effectiveness for these filings for Friday, April 11, 2008. Any assistance the Staff can provide to assist them in meeting this request would be very much appreciated.

MetLife and MLI will file this e-mail as correspondence for each of the Registration Statements.

Best regards.

Mary E. Thornton
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave., NW
Washington, DC 20004-2415
202.383.0698 (direct)
202.637.3593 (fax)
mary.thornton@sablaw.com